

Mail Stop 4631

November 4, 2016

Via E-mail
Mr. Bob Komin
Chief Financial Officer
Sunrun Inc.
595 Market Street, 29th floor
San Francisco, California 94105

>   **Re: Sunrun Inc.**
>   **Form 10-K for the Year Ended December 31, 2015**
>   **Filed March 11, 2016**
>   **Form 10-Q for the Period Ended June 30, 2016**
>   **Filed August 11, 2016**
>   **Response dated October 26, 2016**
>   **File No. 1-37511**

Dear Mr. Komin:

We have reviewed your response letter dated October 26, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Consolidated Statements of Cash Flows, page 75

1. We note your response to comment 2 of our letter dated October 14, 2016. Please help us better understand why the allocation of proceeds to ITCs does not initially occur upon receiving the large upfront payment from the lease-pass through arrangements. Please specifically address in your response the activities that are required for the investor to claim the ITC and typically how long it takes for these activities to be completed

subsequent to entering into and receiving the large upfront payment from the lease-pass through arrangement.

2. Please help us better understand how you allocate proceeds from lease-pass through arrangements to ITCs. Your response indicates that 30% of the fair market value of the system is reclassified to deferred revenue. It is not clear how this correlates to the proposed disclosures which state that the estimated fair value of the assigned ITCs is determined by applying the expected internal rate of return to the investor to the gross amount of ITCs that may be claimed by the investor. Please clarify if not all of the ITC associated with a system is assigned to the investor and how you account for this amount not assigned.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction